SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the month of May, 2006
Commission File Number: 333-132381
CHINA GRENTECH CORPORATION LIMITED
16/F, Block B, Zhongyin Tower,
Caitian North Road, Futian District, Shengzhen 518026
People’s Republic of China
Tel: (86 755) 8350-1796
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
     (If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-_________.)
     N/A

SIGNATURE

This Form 6-K consists of:
The Announcement of first quarter 2006 financial results of China GrenTech Corporation Limited (the “Registrant”), made by the Registrant in English on May 12, 2006.

Press Release
China GrenTech Corporation Limited Announces First Quarter
2006 Financial Results
- Revenue and Gross Profit Increase Strongly from 1Q2005 -

Summary of First Quarter 2006 Results
•	Revenue increased 78.9% YoY to RMB14.8 million (US$1.8 million)(1).

•	Gross profit increased 82.0% YoY to RMB8.0 million (US$1.0 million).

•	Diluted net loss per share (“LPS”) was RMB0.07 (US$0.01) compared to the diluted LPS of RMB0.06 in 1Q2005.

Shenzhen, PRC, May 12, 2006 — China GrenTech Corporation Limited (NASDAQ: GRRF; “China GrenTech” or “the Company”), a leading provider of wireless coverage products and services and a leading developer of radio frequency (“RF”) technology in the People’s Republic of China (“PRC”), today announced its first quarter 2006 results.
“We are pleased to report our first quarterly results as a publicly traded company,” said Yingjie Gao, China GrenTech Chairman and CEO. “Our initial public offering ( “the IPO”) was tremendously successful. Our American Depositary Shares (“ADS”) started to trade on NASDAQ on March 30, 2006 and the IPO closed on April 4, 2006.

Although the first quarter typically tends to be the slowest of the year due to the seasonal spending patterns of our customers in China, we posted solid top-line growth on a year-over-year basis. Increased demand for wireless coverage equipment was the key driver of the growth. As a result, our first quarter of 2006 (“1Q06”) revenue grew 78.9% and gross profit increased 82.0% compared to the same period last year. Historically, our first quarter revenue has accounted for less than 2% of our annual revenue, while our operating expenses have been evenly distributed throughout the year. As a result, we posted a net loss

(1)	The Company’s functional and reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States Dollars (“U.S. dollars”) is solely for the convenience of the reader. The March 31, 2006 RMB amounts included in the press release have been translated into U.S. dollars at the rate of US$1.00=RMB8.0170, which was the rate quoted by the People’s Bank of China at the close of business on March 31, 2006. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on March 31, 2006, or at any other date.

of RMB35.7 million (US$4.5 million) in 1Q06. We are confident that revenues will increase over the remainder of 2006 and we believe that both the revenue and net profit for 2006 will increase compared to 2005.”
Under United States Generally Accepted Accounting Principles (“US GAAP”), diluted LPS was RMB0.07 (US$0.01) in 1Q06, which was a slight decline from diluted LPS of RMB0.06 in the same period of the previous year (“1Q05”). The diluted LPS was calculated based on 466,365,500 ordinary shares that were issued and outstanding along with the 33,634,500 ordinary shares arising from the conversion of mandatorily redeemable convertible preference shares into the same number of ordinary shares upon the completion of the IPO on April 4, 2006. The net loss for 1Q06 was RMB35.7 million (US$4.5 million), compared to the net loss of RMB32.3 million in 1Q05.
Business Highlights
Summary of the IPO
In our offering, the Company and the selling shareholders sold 5,000,000 ADSs and 1,250,000 ADSs, respectively, to the public at US$18.00 per ADS. Each ADS represents 25 ordinary shares of the Company. The Company subsequently received US$83,700,000 of the net proceeds from the IPO on April 4, 2006.
Wireless Network Coverage Business
•	The domestic wireless network coverage business in the PRC continued to grow. The number of new contracts entered into in 1Q06 also increased compared to 1Q05.

•	We signed a number of new contracts with several overseas operators in 1Q06. The contracts are expected to contribute to the overall revenue growth in 2Q06.
RF Products
China GrenTech became a qualified supplier of RF parts and components for two major domestic base station manufacturers last year, ZTE Corporation and Datang Mobile Communications Equipment Co., Ltd. The Company is adding headcount to enhance its RF technology research and development capabilities.
The Company is happy to announce two major wins in its RF business:
•	The Company won a bid from Siemens Aktiengesellschaft to supply TD-SCDMA filters for its TD-SCDMA base station manufacturing.

•	The Company won a number of bids from ZTE Corporation, a major telecommunication manufacturer in China, to supply five specified RF passive modules for its base station manufacturing.

Revenue
Revenues in 1Q06 were RMB14.8 million (US$1.8 million), an increase of 78.9% from 1Q05. The increase in revenues was mainly due to the increase in revenue from the Company’s four major customers, namely China Mobile, China Unicom, China Telecom and China Netcom. However, revenue from the first quarter of the Company’s fiscal year is typically much lower than the remaining three quarters due to the seasonal corporate spending patterns of major telecommunication companies in China. As such, the level of revenue in 1Q06 is not expected to be reflective of revenues for the remaining three quarters of the year.
Cost of revenues
The cost of revenues in 1Q06 was RMB6.8 million (US$0.8 million), representing an increase of 75.3% from 1Q05. The year-over-year increase was driven primarily by an increase in total revenues. The gross margin for the quarter was 54.1%, which was up slightly from 53.2% in 1Q05.
Operating expenses
Total operating expenses in 1Q06, which include sales and distribution expenses, general and administrative (“G&A”) expenses and research and development (“R&D”) costs, were RMB43.6 million (US$5.4 million), an increase of 23.9% from 1Q05. As a result, the total operating loss increased by RMB4.8 million (US$0.6 million) in 1Q06.
Sales and distribution expenses were RMB24.1 million (US$3.0 million) in 1Q06, an increase of 23.4% from 1Q05. The year-over-year increase was driven primarily by higher salary and benefits that were associated with increased headcount, higher transportation expenses, and higher communication costs. The higher headcount was primarily due to an increase of sales and marketing staff that were hired as part of the Company’s efforts to better prepare for the development of the 3G market.
G&A expenses were RMB11.1 million (US$1.4 million) in 1Q06, an increase of 12.8% from 1Q05. The year-over-year increase was primarily due to higher salary and benefits from the higher headcount.
R&D costs were RMB8.4 million (US$1.0 million) in 1Q06, an increase of 44.2% from 1Q05. The year-over-year increase was driven by higher salary and benefits arising from higher R&D headcount, as well as higher project and material costs. The project costs rose due to higher investment spending on the development of RF products for stations and 3G wireless network coverage products.
Earnings
The gross profit for the quarter increased by RMB3.6 million (US$0.4 million) to RMB8.0 million (US$1.0 million). The operating loss increased by RMB4.8 million (US$0.6 million) from 1Q05 to RMB35.6 million (US$4.4 million), mainly due to the increases in R&D costs, sales and distribution expenses, and the management expenses mentioned above.

The net loss was RMB35.7 million (US$4.5 million) in 1Q06, an increase of 10.6% from RMB32.3 million in 1Q05. Diluted LPS was RMB0.07 (US$0.01), a slight increase from diluted LPS of RMB0.06 in 1Q05.
Balance Sheet
At the end of 1Q06, the Company had RMB36.1 million (US$4.5 million) in cash and cash equivalent funds. This does not include the proceeds from the IPO since the cash was received on April 4, 2006, which was four days after the close of the quarter. Net accounts receivable and long-term accounts receivable were RMB461.4 million (US$57.5 million) and RMB176.4 million (US$22.0 million) respectively, therefore the total accounts receivable decreased from RMB699.4 million at the end of 4Q05 to RMB637.7 million (US$79.5 million) at the end of 1Q06. Inventory increased from RMB370.1 million at the end of 4Q05 to RMB416.8 million (US$52.0 million) at the end of 1Q06. Total current assets decreased from RMB1,172.1 million at the end of 4Q05 to RMB1,068.7 million (US$133.3 million) at the end of 1Q06. Total assets were RMB1,395.6 million (US$174.1 million), a 5.4% decrease from the end of 4Q05.
Current liabilities decreased from RMB738.6 million at the end of 4Q05 to RMB687.7 million (US$85.8 million) at the end of 1Q06, primarily due to a reduction in accrued expenses. There was no material change in the Company’s long-term debt. Total liabilities were RMB853.7 million (US$106.5 million), a 5.7% decrease from the end of 4Q05.
Shares Outstanding Following the IPO
As of March 31, 2006, the company had 466,365,500 ordinary shares and 33,634,500 mandatorily redeemable preference shares outstanding. Immediately prior to the completion of the IPO on April 4, 2006, the mandatorily redeemable convertible preference shares and the exchangeable bonds issued by the ordinary shareholders were converted into 33,634,500 ordinary shares newly issued by the Company and 131,365,500 ordinary shares originally held by the shareholders of the Company, respectively. In connection with the IPO, the Company also issued 125,000,000 ordinary shares newly (5,000,000 ADSs) to the public. As a result, the total number of ordinary shares outstanding of the company increased to 625,000,000 upon completion of the IPO on April 4, 2006. Accretion of the dividend for preference shares and accrual of the interest payable on the exchangeable bonds ceased after the conversions.
Business Outlook:
The wireless network coverage business in China has been stable. The company expects a steady growth of revenue from the Chinese wireless network coverage markets in 2006. The Company has also been successful in obtaining a number of new contracts from the overseas wireless network coverage markets. Moreover, the Company will continue to expand its RF product offerings by building its RF platform. This segment is expected to be a near-term driver of revenue growth for China GrenTech.

“We are optimistic that mobile operators in China will continue to improve the quality and breadth of their existing wireless networks,” concluded Chairman Yingjie Gao. “We also think that the operators will increasingly demand more wireless coverage products as they offer a higher number of value-added services to their customers. As a result of these developments, we are enthusiastic about the growing demand for wireless network coverage products and services. We continue to make progress in 3G wireless coverage products and base station RF module development for enhancing the product line. Towards that end, we will be strengthening our research and development capabilities to drive innovation and growth in the coming period.”
Conference Call and Webcast:
The Company’s management team will conduct a conference call at 08:00am Eastern Time on Monday, May 15, 2006. If you would like to participate in this conference, please call +866-700-6067 (international callers use +1-617-213-8834), passcode: GRENTECHCALL. A webcast of the conference call will also be accessible on the Company’s web site at www.grentech.com.cn.
About China GrenTech
China GrenTech is a leading developer of RF technology in China and a leading provider of wireless coverage products and services to telecommunication operators in China. The Company uses radio frequency (RF) technology to design and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks to indoor area and outdoor area, such as such as buildings, highways, railways, tunnels and remote regions. The Company’s wireless coverage services include design, development, installation and project warranty services. The Company tailors the design and configuration of its wireless coverage products to the specific requirements of its customers.
The company also develop and produce a portion of RF parts and components to be sold to major base station manufactures. In 2005, China GrenTech also became a qualified supplier of RF parts and components to two major domestic base station manufactures. For more information, please visit our website at www.grentech.com.cn
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
Statements contained in this press release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause the Company’s actual results to differ materially from its current expectations. Factors that could cause the Company’s results to differ materially from those set forth in these forward-looking statements include the Company’s reliance on business relationships with the China Unicom group and the China Mobile group; risks associated with large accounts receivable, long collection periods and accounts receivable cycles; fierce competition in the wireless communication industry; growth of, and risks inherent in, the wireless communication industry in China; uncertainty as to future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements; its reliance on third parties to carry out the installation of its wireless coverage products; uncertainty as to its ability to continuously develop new RF technology and keep up with changes in RF technology; risks associated with possible defects and errors in its wireless coverage products; uncertainty as to the Company’s ability to protect and enforce its intellectual property rights; and uncertainty as to the Company’s ability to attract and retain qualified executives and personnel, particularly in its research and development department. Other factors that may cause the Company’s actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect its prospects in general are described in the Company’s filings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 related to its initial public offering. The Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.
Investor and Media Inquiries:

Mr. Qingchang Liu China GrenTech Corporation Limited Tel: 86-755-8350-1796 Email: liuqingchang@powercn.com	Mr. Tip Fleming Christensen Tel: 917-412-3333 Email: tfleming@ChristensenIR.com
FINANCIAL TABLES TO FOLLOW —

China GrenTech Corporation Limited and subsidiaries
Selected Unaudited Consolidated Statement of Balance Sheets Items
as of December 31, 2005 and March 31, 2006
(RMB and US$ expressed in thousands)

	December 31, 2005	March 31, 2006	March 31, 2006
	RMB	RMB	US$
Assets

Cash and cash equivalents[1]	128,608	36,064	4,498

Accounts receivable, net	537,321	461,360	57,548
Inventories	370,136	416,832	51,994
Total current assets	1,172,072	1,068,654	133,298
Long-term accounts receivable	162,032	176,387	22,002
Total assets	1,475,469	1,395,594	174,079

Liabilities

Short-term bank loans	160,614	183,990	22,950
Total current liabilities	738,551	687,701	85,780
Long-term debt	167,053	165,952	20,700
Total liabilities	905,604	853,653	106,480
Total shareholders’ equity	506,720	478,421	59,676
Total liabilities and shareholders’ equity	1,475,469	1,395,594	174,079

[1]	The proceeds from the IPO are not reflected in the balance sheet as of March 31, 2006 since the cash was received on April 4, 2006. It will be reflected in the 2Q06 financial statements.

China GrenTech Corporation Limited and subsidiaries
Selected Unaudited Consolidated Statement of Income Items
For the three months ended March 31, 2005 and 2006
(RMB and US$ expressed in thousands)

	Three Months Ended March 31,
	2005	2006	2006
	RMB	RMB	US$
Revenues	8,272	14,796	1,846
Cost of revenues	(3,871)	(6,787)	(847)
Gross profit	4,401	8,009	999
Research and development costs	(5,820)	(8,393)	(1,047)
Sales and distribution expenses	(19,566)	(24,138)	(3,011)
General and administrative expenses	(9,846)	(11,109)	(1,386)
Total operating expenses	(35,232)	(43,640)	(5,443)
Operating loss	(30,831)	(35,631)	(4,444)
Net loss	(32,303)	(35,738)	(4,458)

Net loss per share available to ordinary shareholders:
— Basic	(0.07)	(0.08)	(0.01)
— Diluted	(0.06)	(0.07)	(0.01)

Weighted average number of ordinary shares:
Basic	466,365,500	466,365,500	466,365,500
Diluted	500,000,000	500,000,000	500,000,000

China GrenTech Corporation Limited and subsidiaries
Selected Unaudited Consolidated Statement of Cash Flows Items
For the three months ended March 31, 2005 and 2006
(RMB and US$ expressed in thousands)

	Three Months Ended March 31,
	2005	2006	2006
	RMB	RMB	US$
Net cash (used in)/provided by operating activities	(130,120)	(61,940)	(7,726)
Net cash provided by/(used in) investing activities	24,577	(1,782)	(222)
Net cash used in financing activities	(84,760)	(28,823)	(3,595)

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China GrenTech Corporation Limited
/s/ Rong Yu
By: Rong Yu
Title:	Director, Chief Financial Officer and Principal Accounting Officer

Date: May 15, 2006